Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Millennium Chemicals Inc.

Commission File No.: 001-12091

Additional Information:

Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Forward-Looking Statements:

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004.

This filing contains the text of an article published in Asian Chemical News on April 19, 2004, quoting Lyondell Senior Vice President, Edward J. Dineen. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

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Article:

LYONDELL Chemical’s main focus is on strengthening its financial muscle, hence its initiatives for reducing debt while also adding to its product portfolio. The agreement to combine the company’s business with that of Millennium Chemicals is viewed at Lyondell as a step towards these objectives. Lyondell and

Millennium announced that they had agreed to combine their businesses on 29 March in a US$2.3bn stock transaction.

Lyondell hopes that the transaction will increase cash flow and reduce debt. The move will also enable it to improve its cost structure, the company believes.

Equally importantly, the initiative is expected to help the company strengthen its synergies within the ethylene chain. The synergies are all the more significant today, when competitiveness of cracker operators in the States is increasingly threatened by high feedstock costs (see page 12).

The Millennium deal, which is expected to close in the third quarter of this year, will also include cracker operator Equistar Chemicals, which is 70.5% owned by Lyondell and 29.5% by Millennium.

Lyondell-Millennium will have leading positions in propylene oxide (PO) and its derivatives, titanium dioxide (TiO2) and ethylene, propylene, polyethylene, styrene monomer (SM) and methyl tertiary butyl ether.

The immediate impact of the consolidation on Lyondell’s Asian operations, however, is not yet clear.

‘All we can say is, our Asian strategy is consistent with our global strategy of maintaining sufficient liquidity and reducing debt,’ says the company’s senior vice-president for chemicals and polymers, Ed Dineen.

Considering the recent upturn in the TiO2 and vinyl acetate monomer markets, especially in Asia, it would appear that the merger could open up possibilities for Lyondell to explore Asian investments for the additions to its product portfolio.

However, Dineen refuses to be drawn on the possibilities. It is too early to outline the company’s post-Millennium deal strategy, he says.

‘I have not yet studied the new product lines, so am not in a position to comment,’ he points out.

A subject on which he is more forthcoming is the importance of Asia to Lyondell’s global business growth, especially in PO and styrene monomer (SM), product chains in which it is the world’s No 1 producer. Being in Asia has helped the company not merely achieve cost synergies, but also access the world’s fastest-growing market – China.

‘Asia is critical to us,’ affirms Dineen. And the belief is best exemplified by Lyondell’s 30-year PO joint-venture with Sumitomo Chemical, in Japan.

‘If you take the total sales of the joint venture and our other sales in Asia, it would add up to roughly US$1bn (in 2003) in revenue,’ he reveals. Lyondell’s total sales in 2003 were US$3.8bn, and its joint ventures, Equistar Chemicals and Lyondell-Citgo Refining, reported 2003 revenues of US$6.5bn and US$4.2bn respectively.

‘Our strategy in Asia is to grow our presence in the region through our joint venture with Sumitomo. How our other assets fit into this strategy we will have to see,’ he says.

The 40:60 joint venture, Nihon Oxirane Co (NOC), ‘has worked extremely well,’ Dineen claims.

So much so that any further PO investments in Asia would possibly be undertaken only in collaboration with Sumitomo.

‘As it stands today, Nihon Oxirane is the largest PO producer in Asia with a significant SM business. We are adding 100,000 tonne/year of propylene glycols capacity, which should be ready for start-up in Q1 2005,’ says Dineen.

Sumitomo started up a 200,000 tonne/year PO plant in Chiba, Japan, last year, which uses the Japanese major’s cumene-to-PO technology. All the output from the plant is sold through the joint venture.

The project is a rare example of technology-sharing between a western major and an Asian player that, it is claimed, has yielded benefits to both.

Lyondell has gained access to the new PO technology developed by Sumitomo. The technology deal saw Lyondell parting with 10% of its share in the joint venture, thereby diluting its equity to 40%, allowing Sumitomo to enhance its equity to 60%, with both companies maintaining equal control.

Lyondell’s PO technology, which produces SM as a co-product, is being used in the older 181,000 tonne/year PO plant in Chiba, also operated by NOC. The plant also produces 425,000 tonne/year of SM.

In addition, Lyondell is in the process of starting up a pilot plant in Newton Square, Pennsylvania, US, that uses its proprietary direct oxidation technology. ‘This is a process that directly combines hydrogen, oxygen and propylene to produce PO. It involves no co-product and no recycle streams, so we are really excited about it,’ says Dineen.

Lyondell hopes to start planning a commercial-scale plant using the technology early next year. But no decisions have been taken on location, size and other details.

        Most probably, though, the plant will be located in the US, since it will be easier to access propylene from captive capacity. ‘We are adding 100,000 tonne/year of C3 capacity this year at our La Porte, Texas site, so feedstock should be no problem. If we were to commercialise it in Asia or Europe, we would have to find a way to source propylene, as we don’t have our own production facilities there,’ he points out.

As far as Asia goes, the technology options in the short term will be limited to SM-PO and the cumene route to PO.

The cumene process has proved quite cost-efficient, claim the joint venture partners. The newest PO plant in Chiba has recently started exporting product to China, a market that Lyondell hopes to tap increasingly in the years to come.

But would it consider a grassroots PO investment in China, with its forecast double-digit demand growth for polyurethanes in the next few years?

‘China is a huge market. We are studying that market. But Shell is already building a PO facility there, which will start up in early 2006. The market will need to digest that. But three to four years after that there may be the need for another project. So we could look at a PO investment by the end of this decade,’ says Dineen.

Another opportunity the company may explore in the distant future is teaming up with Bayer to explore Asian investments in polyols—a product line Lyondell sold to Bayer years ago.

‘Bayer is reassessing its plans. We’ll certainly be talking to Bayer about that option, but there’s nothing substantive happening at the moment,’ he clarifies.

But that’s as far as PO and its derivatives go. When it comes to cracker investments, China doesn’t offer a significant cost advantage, except in terms of labour, and possibly capital, claims Dineen. And this is despite the fact that Lyondell did consider a cracker joint venture with Zhenhai Refining and Chemicals in Zhejiang, China, a few years ago—a project that was abandoned after BP Amoco acquired Arco’s stake in the Chinese company.

For all the allurements of China and the rest of Asia, there are also challenges. These include concerns about intellectual property right protection, points out Dineen.

Undoubtedly, the Middle East would offer a far greater feedstock advantage for a cracker project. And Lyondell would consider participation in such a project possibly in Qatar, Kuwait or Saudi Arabia, he indicates.

‘We’ve looked at such projects in the past. Our view is that if we want to expand our ethylene capacity, the Middle East is the place to do it. There are no discussions at present. But we would be happy to look at opportunities to improve our feedstock cost position.’

With crude oil at above US$37/bbl, and natural gas at US$6/mmbtu, Lyondell has reasons to be concerned about feedstock costs.

But Dineen insists that despite the high oil prices, Equistar’s olefins production is competitive because of the relatively even higher cost of ethane.

‘The majority of our US Gulf Coast production is liquid based, while most of our competitors are 40% liquid-based and 60% natural-gas based.’

But still, feedstock costs are a concern at Lyondell, hence the focus on the El-dorado for cracker operators—the Middle East.

But it is also a path littered with roadblocks, as many investors have discovered to their dismay. So Lyondell would rather bide its time, and begin discussions when the time is opportune.

‘The priority now is to get the Millennium deal through, improve our internal cost synergies, and then look outward,’ says Dineen.